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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               FORUM GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                             FG ACQUISITION CORP.
                         MARRIOTT INTERNATIONAL, INC.
                                   (BIDDERS)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   349841304
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

        EDWARD L. BEDNARZ, ESQ.                       COPY TO:
         FG ACQUISITION CORP.                  JEFFREY J. ROSEN, ESQ.
     MARRIOTT INTERNATIONAL, INC.                 O'MELVENY & MYERS
          10400 FERNWOOD ROAD              555 13TH ST., N.W., SUITE 500W
       BETHESDA, MARYLAND 20817              WASHINGTON, D.C. 20004-1109
            (301) 380-9555                         (202) 383-5300
(NAME, ADDRESS AND TELEPHONE NUMBER OF
 PERSON AUTHORIZED TO RECEIVE NOTICES
    AND COMMUNICATIONS ON BEHALF OF
               BIDDERS)

                           CALCULATION OF FILING FEE
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Transaction Valuation(1): $305,194,175    Amount of Filing Fee(2): $61,039
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(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of Common Stock of Forum Group, Inc., (ii) all shares of Common Stock of Forum Group, Inc. issuable pursuant to stock options vested as of February 15, 1996, and (iii) all shares of Common Stock of Forum Group, Inc. issuable upon exercise of outstanding warrants (other than warrants which are to be cancelled pursuant to agreements with the holders thereof), and (iv) all shares issuable pursuant to certain contractual obligations of Forum Group, Inc. and its subsidiaries, in each case at $13.00 net per share in cash.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FG Acquisition Corp. for such shares.

[_]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                               ----------------

Amount previously paid:   Not applicable    Filing Party: Not Applicable
Form or registration no.: Not applicable    Date Filed:   Not Applicable

                       (CONTINUED ON FOLLOWING PAGE(S))
                              (PAGE 1 OF 9 PAGES)
                      EXHIBIT INDEX IS LOCATED ON PAGE 9

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                                 SCHEDULE 14D-1


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  CUSIP NO. 349841304             14D-1              PAGE 2 OF 9 PAGES
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  1. Name of Reporting Person S.S. or I.R.S. Identification
     Nos. of Above Person

     FG Acquisition Corp.

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  2. Check the Appropriate Box if a Member of a Group                  (a) [_]
                                                                       (b) [X]

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  3. SEC Use Only

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  4. Sources of Funds
     AF

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  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                    [_]

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  6. Citizenship or Place of Organization
     Indiana

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  7. Aggregate Amount Beneficially Owned by Each Reporting Person
     None

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  8. Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares                                                        [_]

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  9. Percent of Class Represented by Amount in Row (7)
     Not applicable

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 10. Type of Reporting Person
     CO

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                                 SCHEDULE 14D-1


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  CUSIP NO. 349841304             14D-1              PAGE 3 OF 9 PAGES
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  1. Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     Marriott International, Inc.

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  2. Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [X]

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  3. SEC Use Only

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  4. Sources of Funds
     WC, BK

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  5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                     [_]

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  6. Citizenship or Place of Organization
     Delaware

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  7. Aggregate Amount Beneficially Owned by Each Reporting Person
     None

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  8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]

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  9. Percent of Class Represented by Amount in Row (7)
     Not applicable

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 10. Type of Reporting Person
     CO, HC

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Forum Group, Inc., an Indiana corporation (the "Subject Company"). The address of the Subject Company's principal executive offices is 11320 Random Hills Road, Suite 400, Fairfax, VA 22030.

  (b) This Statement on Schedule 14D-1 relates to the offer by FG Acquisition Corp. (the "Purchaser"), an Indiana corporation and a wholly owned indirect subsidiary of Marriott International, Inc. ("Parent"), a Delaware corporation, to purchase all outstanding shares of common stock, without par value (the "Common Stock"), of the Subject Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 23, 1996, and in the related Letter of Transmittal (which together constitute the "Offer"), at a purchase price of $13.00 per share, net to the seller in cash. According to the Subject Company, as of February 15, 1996, 22,539,831 Shares of the Common Stock were outstanding, 700,144 Shares were issuable pursuant to currently exercisable warrants, stock options exercisable into 230,500 Shares had vested and 6,000 Shares were issuable under certain circumstances under contracts and obligations of the Subject Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase annexed hereto as Exhibit
(a)(1) and Schedule I thereto is incorporated herein by reference.

  (e) and (f) During the last five years, neither the Purchaser, Parent, nor any persons controlling the Purchaser or Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Agreements") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Source and Amounts of Funds") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Agreements"),
Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

  (f)-(g) The information set forth in Section 12 ("Effect on the Market for the Shares; Exchange Act Registration; Margin Regulations") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF SUBJECT COMPANY.

  (a)-(b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Agreements") and Section 11 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in (i) Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase annexed hereto as Exhibit
(a)(1), (ii) Parent's Annual Report on Form 10-K for the year ended December 30, 1994 filed with the Commission pursuant to Rule 15d-2 of the Exchange Act (the "Parent 10-K") (Item 8. Financial Statements and Supplementary Data, pages 20-40) and (iii) Parent's Quarterly Report on Form 10-Q for the quarter ended September 8, 1995 (the "Parent 10-Q") (Item 1. Financial Statements, pages 3-
9), is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Agreements") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

  (b)-(c) The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 10 ("Background of the Offer; the Merger Agreement; the Shareholder Agreements"), Section 12 ("Effect on the Market for the Shares; Exchange Act Registration; Margin Regulations"), Section 16 ("Certain Legal Matters; Regulatory Approvals") and Section 18 ("Miscellaneous") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

  (d) The information set forth in Section 12 ("Effect on the Market for the Shares; Exchange Act Registration; Margin Regulations") and Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

  (e) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit
(a)(1) is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, annexed hereto as Exhibit (a)(1), and the Letter of Transmittal, annexed hereto as Exhibit
(a)(2), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase, dated February 23, 1996.

    (2) Letter of Transmittal.

    (3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (4) Notice of Guaranteed Delivery.

    (5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (7) Text of Press Release dated February 16, 1996 is incorporated herein by reference to Exhibit 99(1) to Parent's Current Report on Form 8-K filed with the Commission on February 16, 1996.

    (8) Summary Advertisement dated February 23, 1996.

 (b)(1) Credit Agreement dated as of June 9, 1995 by and among Marriott International, Inc., Citibank, N.A., as Administrative Agent and certain financial institutions is incorporated herein by reference to
        Exhibit 10.1 to Parent's Quarterly Report on Form 10-Q for the quarter ended June 16, 1995.

 (c)(1) Agreement and Plan of Merger, dated as of February 15, 1996, by and among Forum Group, Inc., Marriott International, Inc. and FG Acquisition Corp.

    (2) Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Forum Holdings, L.P. and Forum Group, Inc.

    (3) Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Apollo FG Partners, L.P. and Forum Group, Inc.

    (4) Agreement dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp. and Forum/Classic, L.P.

    (5) Irrevocable Proxy dated as of February 20, 1996, by Apollo FG Partners, L.P.

    (6) Irrevocable Proxy dated as of February 20, 1996, by Forum Holdings,
        L.P.

  (d) Not applicable

  (e) Not applicable

  (f) None

                                   SIGNATURE


  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 23, 1996



                                          FG ACQUISITION CORP.


                                                    /s/ WILLIAM J. SHAW
                                          By: _________________________________
                                          Name: William J. Shaw
                                          Title: President

                                   SIGNATURE


  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 23, 1996



                                          MARRIOTT INTERNATIONAL, INC.


                                                    /s/ WILLIAM J. SHAW
                                          By: _________________________________
                                          Name: William J. Shaw
                                          Title: Executive Vice President

                              14D-1 EXHIBIT INDEX


 EXHIBIT                               DESCRIPTION
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
 (a) (1)  Offer to Purchase, dated February 23, 1996.
     (2)  Letter of Transmittal.
     (3)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9
     (4)  Notice of Guaranteed Delivery.
     (5)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
     (6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
     (7)  Text of Press Release dated February 16, 1996 is incorporated herein by reference to Exhibit 99(1) to Parent's Current Report on Form 8-K
          filed with the Commission on February 16, 1996.
     (8)  Summary Advertisement dated February 23, 1996.
 (b) (1)  Credit Agreement dated as of June 9, 1995 by and among Marriott
          International, Inc., Citibank, N.A., as Administrative Agent and
          certain financial institutions is incorporated by reference to Exhibit
          10.1 to Parent's Quarterly Report on Form 10-Q for the quarter ended
          June 16, 1995.
 (c) (1)  Agreement and Plan of Merger, dated as of February 15, 1996, by and among Forum Group, Inc., Marriott International, Inc. and FG
          Acquisition Corp.
     (2)  Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Forum
          Holdings, L.P. and Forum Group, Inc.
     (3)  Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp., Apollo FG
          Partners, L.P. and Forum Group, Inc.
     (4)  Agreement dated as of February 15, 1996, by and among Marriott
          International, Inc., FG Acquisition Corp. and Forum/Classic, L.P.
     (5)  Irrevocable Proxy dated as of February 20, 1996, by Apollo FG
          Partners, L.P.
     (6)  Irrevocable Proxy dated as of February 20, 1996, by Forum Holdings,
          L.P.
 (d) Not applicable
 (e) Not applicable
 (f)None

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